File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

Feb 20, 2007

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on Feb 20, 2007, the following messages.

- Bridgestone Corporation Announces Business and Financial Results for Fiscal 2006
- Supplementary Information of 2006
- Financial Results for Fiscal 2006
- Senior Management Changes

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

K.Yamamoto

Komei Yamamoto
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

Dw 2/28

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

RECEIVED
2007 FEB 27 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Bridgestone Corporation Announces Business and Financial Results for Fiscal 2006

Tokyo (February 20, 2007) - Bridgestone Corporation (the "Company") today announced its consolidated business and financial results for the fiscal year ended December 31, 2006. These results are for the Company and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 441 consolidated subsidiaries and 184 equity method affiliates as of December 31, 2006, compared to 440 consolidated subsidiaries and 198 equity method affiliates as of December 31, 2005.

Here is a summary of the Companies' results in 2006 and management's projections for the Companies' sales and earnings performance in 2007. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥119.11, the exchange rate on December 31, the end of the 2006 fiscal year.

I. Summary of Business and Financial Performance

A. Overall results

1. Sales and earnings

	FY2006	FY2005	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	2,991.2	2,691.3	299.9	11
Operating income	190.8	213.8	(22.9)	(11)
Ordinary income	159.5	198.1	(38.5)	(19)
Net income	85.1	180.7	(95.6)	(53)

A defining trend of the business environment in fiscal 2006 was continued global upward movement in the cost of crude oil and other raw materials. The Japanese economy continued to recover as a result of gradually expanding personal consumption, improving corporate earnings and increases in capital spending. In the United States, while personal consumption

and capital spending showed an overall increase, the economy appears to be slowing and there are concerns about the economy's future direction based on such indicators as a decrease in housing construction. Economic recovery proceeded in Europe, supported by domestic demand. Strong economic growth continued in China while other Asian economies expanded steadily.

Amid this business environment, the Companies continued to execute initiatives worldwide expanding sales of high-value-added products and launching appealing new products. Additionally, the Companies continued group-wide efforts to increase production capacity in strategic product lines, enhance productivity and benefit from their strengths in research and technology.

As a result, net sales in fiscal 2006 increased 11% over the previous year, to ¥2,991.2 billion [$25.1 billion]. Operating income decreased 11%, to ¥190.8 billion [$1,602 million] due in part to the significant impact of high prices for natural rubber, crude oil and other raw materials despite the exchange gain on the weaker Japanese Yen. Ordinary income decreased 19%, to ¥159.5 billion [$1,339 million], and net income decreased 53%, to ¥85.1 billion [$714 million].

The Companies accrued pretax ¥21.7 billion [$186 million, calculated at the average exchange rate for 2006 of ¥116.52/US$1] as an extraordinary loss during the fiscal 2006 in connection with the announced closure of two tire plants in the Americas. Further, results for the fiscal 2005 included an extraordinary gain of ¥82.8 billion [$695 million] arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan, an extraordinary loss of ¥36.3 billion [$305 million] due mainly to a payment made in connection with a settlement agreement between Ford Motor Company and Bridgestone Firestone North American Tire, LLC and tax gains of ¥40.9 billion [$343 million] in line with the recognition of deferred tax assets through the reversal of a valuation allowance.

2. Segment Information

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

a. By business segment

		FY2006	FY2005	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	2,396.9	2,156.7	240.1	11
	Operating income	139.0	167.9	(28.8)	(17)
Diversified Products	Sales	626.8	564.7	62.1	11
	Operating income	51.7	45.8	5.8	13
Consolidated Results	Sales	2,991.2	2,691.3	299.9	11
	Operating income	190.8	213.8	(22.9)	(11)

In the tire segment, the Companies' sales in fiscal 2006 increased 11% over the previous year, to ¥2,396.9 billion [$20.1 billion], while operating income declined 17%, to ¥139.0 billion [$1,167 million], due in great part to the significant impact of high raw material costs. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide and improving product mix through increased sales of high-value-added products. Elsewhere, the Companies improved and expanded strategic production sites around the world.

In the diversified products segment, the Companies' operating income in fiscal 2006 increased 13% over the previous year, to ¥51.7 billion [$434 million], on an increase of 11% in sales, to ¥626.8 billion [$5.3 billion]. Business was especially strong in the commercial building materials operations in the United States and in automotive components in Japan.

b. By geographical segment

		FY2006	FY2005	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	1,255.6	1,162.3	93.2	8
	Operating income	117.5	138.3	(20.7)	(15)
The Americas	Sales	1,333.5	1,157.9	175.6	15
	Operating income	42.0	38.9	3.0	8
Europe	Sales	418.4	366.9	51.5	14
	Operating income	14.8	19.6	(4.7)	(24)
Other	Sales*	441.2	375.5	65.6	17
	Operating income	20.2	21.0	(8.0)	(4)
Consolidated Results	Sales	2,991.2	2,691.3	299.9	11
	Operating income	190.8	213.8	(22.9)	(11)

*Note: In line with a change in the contractual relationship of certain inter-segment transactions in fiscal 2006 in other regions, sales amounts for the previous year have been restated for the purpose of comparison.

Sales in Japan increased 8%, to ¥1,255.6 billion [$10.5 billion], while operating income decreased 15%, to ¥117.5 billion [$986 million], due primarily to the significant impact of high raw material costs. Unit sales of tires in the domestic market exceeded those in the previous year. Unit exports of truck and bus tires were also strong, while unit exports of passenger car and light truck tires decreased. This is partly the result of capacity expansions in overseas plants intended to help supply global market segments. Performance in diversified products exceeded the previous year due to steady growth mainly in automotive components.

In the Americas, the Companies' sales in fiscal 2006 increased 15%, to ¥1,333.5 billion [$11.2 billion] due in part to higher sales due to better brand and product mix and higher selling prices, as well as the exchange gain on the weaker Japanese Yen. Operating income increased 8%, to ¥42.0 billion [$353 million], despite the impact of increasing raw material costs. In North America, unit sales of passenger car and light truck tires declined in both the original equipment and replacement sectors due to an industry-wide decrease in demand. Unit sales of truck and bus tires increased mainly in the original equipment sectors, led by "pre-buy" activities in anticipation of new 2007 environmental regulations (engine emission requirements). Sales also

improved in the diversified and Latin American operations over the prior year.

Sales in Europe increased 14%, to ¥418.4 billion [$3.5 billion] due in part to the exchange gain on the weaker Japanese Yen, while operating income decreased 24%, to ¥14.8 billion [$124 million], due mostly to the significant impact of rising raw material costs and expenditures related to reinforcing sales and improving logistics efficiency. Unit sales of passenger car and light truck tires remained on a par with the previous year in both the original equipment and replacement sectors. Unit sales of truck and bus tires exceeded the prior year in both the original equipment and replacement sectors.

In other regions, sales grew 17%, to ¥441.2 billion [$3.7 billion], spurred by vigorous marketing efforts as well as the exchange gain on the weaker Japanese Yen. Operating income decreased 4% to ¥20.2 billion [$170 million] due in part to the significant increase in raw material costs.

B. Dividends

Management has proposed a year-end dividend of ¥12 [$0.10] per share. Including an interim dividend of ¥12 [$0.10], the annual dividend is expected to be ¥24 [$0.20] per share.

C. Financial Position

1. Cash Flow

		FY2006	FY2005	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		149.1	148.9	0.1
Net cash used in investing activities		(255.7)	(216.9)	(38.7)
Net cash provided by financing activities		81.3	10.2	71.1
Effect of exchange rate changes on cash and cash equivalents		9.8	7.5	2.3
Net decrease in cash and cash equivalents		(15.3)	(50.1)	34.8
Cash and cash equivalents	At beginning of year	213.5	263.7	(50.1)
	At end of year	198.2	213.5	(15.3)

The Companies' cash and cash equivalents declined ¥15.3 billion [$128 million] during 2006, to ¥198.2 billion [$1,664 million], compared with a decrease of ¥50.1 billion [$421 million] during the prior year.

(Cash flow by operating activities)

Net cash provided by operating activities increased ¥0.1 billion [$1 million] compared with the prior year, to ¥149.1 billion [$1,252 million]. The principal contributors to that increase included depreciation and amortization of ¥145.3 billion [$1,220 million], compared with ¥127.6 billion [$1,071 million] during the prior year; income before income taxes and minority interests of ¥140.1 billion [$1,176 million], compared with ¥244.5 billion [$2,053 million] during the prior year; and an increase in accrued pension and liability for retirement benefits of ¥20.8 billion [$175 million], compared with a decrease of ¥100.8 billion [$846 million] during the prior year. Those contributors offset an increase of ¥64.6 billion [$542 million] in inventories, compared with an increase of ¥57.4 billion [$482 million] in the prior year; and ¥60.9 billion [$511 million] in income taxes paid, compared with ¥68.5 billion [$575 million] in the prior year.

(Cash flow by investing activities)

Net cash used in investing activities increased ¥38.7 billion [$325 million] compared with the prior year, to ¥255.7 billion [$2,147 million]. Expenditures included payments of ¥250.2 billion [$2,101 million] for purchase of property, plant and equipment, compared with payments of ¥196.4 billion [$1,649 million] during the prior year.

(Cash flow by financing activities)

Net cash provided by financing activities increased ¥71.1 billion [$597 million] compared with the prior year, to ¥81.3 billion [$683 million]. The major contributors included a net increase of ¥64.8 billion [$544 million] in proceeds from long-term borrowings, compared with ¥35.2 billion [$296 million] in the prior year and ¥64.0 billion [$537 million] in proceeds from short-term borrowings and commercial paper, compared with ¥123.1 billion [$1,033 million] in the prior year. These increases offset repayments of long-term borrowings of ¥29.1 billion [$244 million], compared with ¥90.8 billion [$762 million] during the prior year.

2. Trends in Cash Flow Indicators

	FY2004	FY2005	FY2006
Shareholders' equity/total assets (%)	40.1	41.6	38.6
Market capitalization*/total assets (%)	70.2	70.8	67.8
Interest-bearing debt/net cash provided by operating activities (years)	2.0	3.9	4.7
Net cash provided by operating activities/interest payments** (times)	21.0	10.1	7.1

* Share price on last trading day of December multiplied by number of shares outstanding (after deducting treasury stock)

** Interest payments as listed on Statements of Cash Flows

II. Projections

The operating environment is expected to remain challenging in 2007, however it is expected that the world economy will continue to show steady growth. Profitability is still an issue, however, as the cost of raw materials, led by rising prices of natural rubber, crude oil and other materials remains high. Additionally, changes in demand and increasing competition are also expected to contribute to these global business challenges.

In Japan, management expects unit sales of tires for the domestic market to remain on par with the previous year. They also project unit exports of tires to exceed those in 2006.

In the Americas, management projects an increase in unit sales of passenger car and light truck tires over the previous year. They also project unit sales to remain on par with the previous year in truck and bus tires.

In Europe, management expects unit sales gains in passenger car, light truck, truck and bus tires over the prior year.

Below is a summary of management's projections for consolidated sales and earnings for fiscal 2007.

			FY2007 Projections	FY2006 Results	Increase (decrease)	
			¥ billion	¥ billion	¥ billion	%
First half	Net sales		1,470.0	1,424.8	45.2	3
	Operating income		76.0	84.1	(8.1)	(10)
	Ordinary income		58.0	70.8	(12.8)	(18)
	Net income		35.0	32.8	2.1	7
Full year	Net sales		3,080.0	2,991.2	88.7	3
	Operating income		191.0	190.8	0.1	-
	Ordinary income		152.0	159.5	(7.5)	(5)
	Net income		90.0	85.1	4.8	6
Exchange rate-Actual (FY2005) or assumed (FY2006)			Yen	Yen		
	First-half average	Yen/dollar	110	116		(5)
		Yen/euro	140	142		(1)
	Full-year average	Yen/dollar	110	116		(5)
		Yen/euro	140	146		(4)

Management plans to provide an annual dividend of ¥24 per share in 2007, comprising an interim dividend of ¥12 per share and a year-end dividend of ¥12.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

- end -

Consolidated Financial Statements

Consolidated Balance Sheet

	FY2005 (As of 31 December 2005)		FY2006 (As of 31 December 2006)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in
Assets					
Current Assets:					
Cash and deposits	199,008		183,319		(15,689)
Notes and accounts receivable	531,174		565,581		34,407
Short-term investments	5,000		10,454		5,454
Inventories	464,972		549,525		84,553
Deferred tax assets	49,698		74,834		25,136
Other	82,012		83,799		1,787
Allowance for doubtful accounts	(16,232)		(16,874)		(642)
Total Current Assets	1,315,633	48.5	1,450,639	47.5	135,006
Fixed Assets:					
Tangible assets					
Building and structures	255,278		279,088		23,810
Machinery and equipment	331,828		393,063		61,235
Land	133,250		137,485		4,235
Construction in progress	89,785		128,934		39,149
Other	58,233		64,841		6,608
Tangible assets	868,376	32.1	1,003,413	32.9	135,037
Intangible assets					
Rights and other	17,139		18,821		1,682
Intangible assets	17,139	0.6	18,821	0.6	1,682
Investments and other assets					
Investments in securities	304,739		339,931		35,192
Long-term loans receivable	16,815		13,024		(3,791)
Deferred tax assets	138,084		163,262		25,178
Other	49,835		65,158		15,323
Allowance for doubtful accounts	(663)		(811)		(148)
Investments and other assets	508,812	18.8	580,565	19.0	71,753
Total Fixed Assets	1,394,328	51.5	1,602,799	52.5	208,471
Total	2,709,962	100.0	3,053,439	100.0	343,477

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

	FY2005 (As of 31 December 2005)		FY2006 (As of 31 December 2006)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million
Liabilities					
Current Liabilities:					
Notes and accounts payable	206,977		212,493		5,516
Short-term borrowings	210,628		285,102		74,474
Commercial paper	11,770		8,998		(2,772)
Current portion of bonds	6,000		33,012		27,012
Income taxes payable	35,082		30,757		(4,325)
Deferred tax liabilities	2,000		1,408		(592)
Provision for voluntary tire recall	6,276		6,482		206
Accounts payable - other	156,377		173,390		17,013
Accrued expenses	177,965		180,665		2,700
Other	42,694		46,134		3,440
Total Current Liabilities	855,773	31.6	978,444	32.1	122,671
Long-term Liabilities:					
Bonds	147,001		128,518		(18,483)
Long-term borrowings	204,340		249,224		44,884
Deferred tax liabilities	72,566		77,239		4,673
Accrued pension and liability for retirement benefits	194,619		329,675		135,056
Warranty reserve	18,284		21,270		2,986
Provision for environmental remediation	5,886		4,418		(1,468)
Other	47,960		42,801		(5,159)
Total Long-term Liabilities	690,659	25.5	853,149	27.9	162,490
Total Liabilities	1,546,433	57.1	1,831,593	60.0	285,160
Minority Interests					
Minority Interests	34,932	1.3	–	–	(34,932)
Shareholders' Equity					
Common stock	126,354	4.7	–	–	(126,354)
Capital surplus	122,078	4.5	–	–	(122,078)
Retained earnings	935,823	34.5	–	–	(935,823)
Net unrealized gain on available-for-sale securities	144,186	5.3	–	–	(144,186)
Foreign currency translation adjustments	(102,038)	(3.8)	–	–	102,038
Treasury stock-at cost	(97,808)	(3.6)	–	–	97,808
Total Shareholders' Equity	1,128,596	41.6	–	–	(1,128,596)
Total	2,709,962	100.0	–	–	(2,709,962)
Net Assets					
Shareholders' equity:					
Common stock	–		126,354		126,354
Capital surplus	–		122,078		122,078
Retained earnings	–		887,216		887,216
Treasury stock-at cost	–		(62,746)		(62,746)
Total Shareholders' equity	–	–	1,072,903	35.1	1,072,903
Net unrealized gains(losses) and translation adjustments:					
Net unrealized gains on available-for-sale securities	–		170,249		170,249
Deferred gains on derivative instruments	–		22		22
Foreign currency translation adjustments	–		(64,020)		(64,020)
Total Net unrealized gains(losses) and translation adjustments	–	–	106,251	3.5	106,251
Minority Interests:	–	–	42,691	1.4	42,691
Total Net Assets	–	–	1,221,846	40.0	1,221,846
Total	–	–	3,053,439	100.0	3,053,439

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income

	FY2005 (Year ended 31 December 2005)			FY2006 (Year ended 31 December 2006)			Increase (decrease)	
	Yen in million		%	Yen in million		%	Yen in million	%
Net Sales		2,691,375	100.0		2,991,275	100.0	299,900	–
Cost of Sales		1,751,940	65.1		2,005,536	67.0	253,596	1.9
Gross profit		939,435	34.9		985,739	33.0	46,304	(1.9)
Selling, General and Administrative Expenses		725,584	27.0		794,862	26.6	69,278	(0.4)
Operating income		213,850	7.9		190,876	6.4	(22,974)	(1.5)
Non-operating Income								
Interest income	3,610			4,568				
Dividend income	2,419			3,019				
Other	16,671	22,700	0.9	15,621	23,209	0.8	509	(0.1)
Non-operating Expenses								
Interest expense	15,226			22,919				
Foreign currency exchange loss	2,588			5,511				
Other	20,632	38,447	1.4	26,074	54,506	1.9	16,059	0.5
Ordinary income		198,103	7.4		159,579	5.3	(38,524)	(2.1)
Extraordinary Income								
Gain on sales of tangible assets	4,318			6,356				
Gain on sales of investments in securities	–			1,733				
Gain on return of substitutional portion of the governmental pension program	78,572	82,890	3.1	–	8,089	0.3	(74,801)	(2.8)
Extraordinary Loss								
Impairment losses on assets	4,009			5,774				
Plant restructuring costs in the Americas	–			21,743				
Loss related to voluntary tire replacement	26,503			–				
Loss on provision for environmental remediation	5,886	36,399	1.4	–	27,517	0.9	(8,882)	(0.5)
Income before income taxes and minority interests		244,594	9.1		140,152	4.7	(104,442)	(4.4)
Income taxes - current	58,465			56,669				
Income taxes - deferred	1,793	60,259	2.3	(5,404)	51,265	1.8	(8,994)	(0.5)
Minority Interests		3,539	0.1		3,766	0.1	227	–
Net Income		180,796	6.7		85,120	2.8	(95,676)	(3.9)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows

	FY2005 (Year ended 31 December 2005)	FY2006 (Year ended 31 December 2006)	Increase (decrease)
	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities			
Income before income taxes and minority interests	244,594	140,152	(104,442)
Depreciation and amortization	127,608	145,348	17,740
Increase (Decrease) in accrued pension and liability for retirement benefits	(100,838)	20,846	121,684
Interest and dividend income	(6,029)	(7,588)	(1,559)
Interest expense	15,226	22,919	7,693
Gain on sales of tangible assets	(4,318)	(6,356)	(2,038)
Gain on sales of investments in securities	–	(1,733)	(1,733)
Impairment losses on assets	4,009	5,774	1,765
Loss related to voluntary tire replacement	26,503	–	(26,503)
Plant restructuring costs in the Americas	–	21,743	21,743
Loss on provision for environmental remediation	5,886	–	(5,886)
Increase in notes and accounts receivable	(47,234)	(16,781)	30,453
Increase in inventories	(57,481)	(64,621)	(7,140)
Increase in notes and accounts payable	47,942	6,088	(41,854)
Bonuses paid to directors	(699)	(784)	(85)
Other	285	(41,300)	(41,585)
Subtotal	255,455	223,705	(31,750)
Interest and dividends received	6,057	7,440	1,383
Interest paid	(14,739)	(21,060)	(6,321)
Payment related to voluntary tire replacement	(29,213)	–	29,213
Income taxes paid	(68,577)	(60,944)	7,633
Net Cash Provided by Operating Activities	148,982	149,141	159
Cash Flows from Investing Activities			
Payments for purchase of tangible assets	(196,494)	(250,223)	(53,729)
Proceeds from sales of tangible assets	7,699	10,834	3,135
Payments for purchase of intangible assets	(1,294)	(1,484)	(190)
Payments for investments in securities	(20,471)	(13,091)	7,380
Proceeds from sales of investments in securities	–	2,535	2,535
Payments for acquisition of loans receivable	(3,061)	–	3,061
Proceeds from collection of loans receivable	3,030	5,539	2,509
Other	(6,324)	(9,818)	(3,494)
Net Cash Used in Investing Activities	(216,915)	(255,708)	(38,793)
Cash Flows from Financing Activities			
Net increase in short-term borrowings	123,122	64,055	(59,067)
Proceeds from long-term borrowings	35,230	64,840	29,610
Repayments of long-term borrowings	(90,805)	(29,168)	61,637
Proceeds from issuance of bonds	28,977	35,756	6,779
Payments for redemption of bonds	(17,920)	(27,188)	(9,268)
Payments for purchase of treasury stock	(46,966)	(3,377)	43,589
Proceeds from sale of assets on sale-leaseback transactions	6,681	–	(6,681)
Payment for repurchase of assets on sale-leaseback transactions	(2,904)	–	2,904
Repayments of financial lease obligations	(7,643)	(2,053)	5,590
Cash dividends paid	(16,772)	(20,308)	(3,536)
Cash dividends paid to minority	–	(1,491)	(1,491)
Other	(743)	332	1,075
Net Cash Provided by Financing Activities	10,255	81,397	71,142
Effect of Exchange Rate Changes on Cash and Cash Equivalents	7,531	9,857	2,326
Net Decrease in Cash and Cash Equivalents	(50,145)	(15,311)	34,834
Cash and Cash Equivalents at Beginning of Year	263,726	213,581	(50,145)
Cash and Cash Equivalents at End of Year	213,581	198,269	(15,311)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information

1. Business Segment Information

FY2005 (Year ended 31 December 2005) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,152,949	538,426	2,691,375	—	2,691,375
(2)Intersegment sales and transfers	3,838	26,341	30,179	(30,179)	—
Total	2,156,787	564,767	2,721,555	(30,179)	2,691,375
Operating expenses	1,988,875	518,890	2,507,766	(30,241)	2,477,525
Operating income	167,911	45,876	213,788	61	213,850
Assets	2,285,669	434,182	2,719,851	(9,889)	2,709,962
Depreciation expenses	109,483	18,125	127,608	—	127,608
Impairment losses	2,966	1,043	4,009	—	4,009
Capital expenditure	183,120	25,229	208,350	—	208,350

FY2006 (Year ended 31 December 2006) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,393,165	598,109	2,991,275	—	2,991,275
(2)Intersegment sales and transfers	3,780	28,760	32,541	(32,541)	—
Total	2,396,946	626,870	3,023,816	(32,541)	2,991,275
Operating expenses	2,257,876	575,118	2,832,994	(32,595)	2,800,398
Operating income	139,069	51,752	190,822	54	190,876
Assets	2,585,496	479,516	3,065,012	(11,573)	3,053,439
Depreciation expenses	129,285	16,063	145,348	—	145,348
Impairment losses	5,774	—	5,774	—	5,774
Capital expenditure	231,995	30,519	262,514	—	262,514

2. Geographical Segment Information

FY2005 (Year ended 31 December 2005) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1) Sales to external customers	858,478	1,151,512	363,131	318,253	2,691,375	—	2,691,375
(2) Intersegment sales and transfers	303,856	6,446	3,819	179,689	493,811	(493,811)	—
Total	1,162,334	1,157,958	366,950	497,942	3,185,187	(493,811)	2,691,375
Operating expenses	1,024,027	1,118,993	347,327	476,852	2,967,200	(489,675)	2,477,525
Operating income	138,307	38,964	19,623	21,090	217,986	(4,136)	213,850
Assets	1,338,435	820,285	366,252	370,933	2,895,906	(185,944)	2,709,962

FY2006 (Year ended 31 December 2006) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1) Sales to external customers	896,742	1,324,038	413,952	356,541	2,991,275	—	2,991,275
(2) Intersegment sales and transfers	358,863	9,533	4,536	84,668	457,602	(457,602)	—
Total	1,255,605	1,333,572	418,489	441,210	3,448,877	(457,602)	2,991,275
Operating expenses	1,138,027	1,291,520	403,612	420,954	3,254,115	(453,716)	2,800,398
Operating income	117,578	42,052	14,876	20,255	194,762	(3,886)	190,876
Assets	1,366,801	968,641	453,361	490,254	3,279,058	(225,619)	3,053,439

Nonconsolidated Financial Highlights (Parent Company)

	FY2005 (Year ended 31 December 2005)		FY2006 (Year ended 31 December 2006)		Increase (decrease)	
Statements of income	Yen in million	%	Yen in million	%	Yen in million	%
Net sales	855,023	100.0	945,892	100.0	90,869	—
Operating income	115,758	13.5	95,211	10.1	(20,547)	(3.4)
Ordinary income	124,450	14.6	99,523	10.5	(24,927)	(4.1)
Net income	116,308	13.6	61,552	6.5	(54,756)	(7.1)
Per Share Data	Yen		Yen		Yen	%
Net income						
Basic	146.41		78.90		(67.51)	(46.1)
Diluted	146.37		78.87		(67.50)	(46.1)
Cash dividends	24.00		24.00		0.00	0.0

	FY2005 (As of 31 December 2005)	FY2006 (As of 31 December 2006)	Increase (decrease)	
	Yen in million	Yen in million	Yen in million	%
Total assets	1,639,674	1,711,188	71,514	4.4
Net Assets	1,041,650	1,088,264	46,614	4.5
	Shares in thousand	Shares in thousand	Shares in thousand	%
Common stock issued and outstanding	781,358	780,161	(1,197)	(0.2)
	%	%	%	
Net income to Net Assets	11.7	5.8	(5.9)	

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

February 20, 2006

Supplementary Information of 2006

1. Consolidated

(1) Financial Highlights (1st half)

(Yen in billion)

			Unit	2003			2004			2005			2006			2007		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			1,112.1	100	102	1,153.2	100	104	1,256.2	100	109	1,424.8	100	113	1,470.0	100	103
	Operating income			71.3	6.4	98	91.9	8.0	129	92.0	7.3	100	84.1	5.9	91	76.0	5.2	90
	Ordinary income			65.8	5.9	118	86.8	7.5	132	88.6	7.1	102	70.8	5.0	80	58.0	3.9	82
	Net income			31.9	2.9	131	52.2	4.5	164	101.7	8.1	195	32.8	2.3	32	35.0	2.5	107
													excl. extraordinary items(*1)		70			
Segment Information																		
Business (*2)	Tire	Sales		884.2		102	918.3		104	998.1		109	1,130.7		113			
		OP		54.8		97	73.6		134	68.6		93	57.9		84			
		OP margin	%	6.2			8.0			6.9			5.1					
	Diversified	Sales		240.0		101	246.9		103	273.0		111	308.2		113			
		OP		16.3		101	18.0		110	23.2		129	26.1		112			
		OP margin	%	6.8			7.3			8.5			8.5					
Area(*2)	Japan	Sales		507.3		105	510.6		101	546.9		107	593.7		109	610.0		103
		OP		56.9		101	57.6		101	58.2		101	53.3		92	45.0		84
		OP margin	%	11.2			11.3			10.6			9.0			7.4		
	Americas	Sales		477.7		95	485.6		102	538.6		111	644.3		120	660.0		102
		OP		2.2		47	15.5		693	19.2		124	20.1		104	16.0		80
		OP margin	%	0.5			3.2			3.6			3.1			2.4		
	Europe	Sales		142.1		120	156.4		110	178.5		114	199.2		112	210.0		105
		OP		6.4		221	8.5		133	8.6		101	6.5		75	4.0		61
		OP margin	%	4.5			5.5			4.9			3.3			1.9		
	Others	Sales		170.9		126	194.2		114	223.6	(*3)	115	210.0		94	215.0		102
		OP		13.0		119	9.8		76	10.7		109	9.5		89	8.0		84
		OP margin	%	7.6			5.1			4.8			4.6			3.7		
Market	Sales	Domestic		335.6	30	99	338.1	29	101	344.8	27	102	360.1	25	104			
		Overseas		776.5	70	103	815.1	71	105	911.4	73	112	1,064.6	75	117			
Capital	Depreciation			49.7	4.5	84	50.7	4.4	102	58.8	4.7	116	68.4	4.8	116			
	Capital expenditure			58.6		134	79.5		136	83.8		105	110.8		132			
	R&D			34.8	3.1	103	34.6	3.0	99	38.5	3.1	111	42.3	3.0	110			
	Interest expenses			3.4	0.3	55	2.6	0.2	78	3.5	0.3	134	6.6	0.5	186			
	Borrowings			536.3		100	488.8		91	544.4		111	655.2		120			

(*1)% vs PY excluding (i) etxtraordinary items (net gain 77.8 billion yen) mainly from return to the Japanese government of the substitutional portion of an employee pension plan for FY 2005
(ii) etxtraordinary items (net loss 10.6 billion yen) due mainly to Plant restructuring costs in the Americas for FY 2006
(*2)Segment Information (Business, Area): Including transactions caused by businesses among segments
(*3)Adjusted sales amount reflecting the renewal of trade contract among segments, being applied since 2006: 173.2 billion yen

(2) Financial Highlights (full year)

(Yen in billion)

			Unit	2003 Actual	%	vs.PY	2004 Actual	%	vs.PY	2005 Actual	%	vs.PY	2006 Actual	%	vs.PY	2007 Plan	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			2,303.9	100	102	2,416.6	100	105	2,691.3	100	111	2,991.2	100	111	3,080.0	100	103
	Operating income			183.2	8.0	100	197.6	8.2	108	213.8	7.9	108	190.8	6.4	89	191.0	6.2	100
	Ordinary income			167.2	7.3	113	181.5	7.5	109	198.1	7.4	109	159.5	5.3	81	152.0	4.9	95
	Net income			88.7	3.9	196	114.4	4.7	129	180.7	6.7	158	85.1	2.8	47	90.0	2.9	106
													excl. extraordinary items(*1)		87			
Segment Information																		
Business (*2)	Tire	Sales		1,837.9		102	1,931.8		105	2,156.7		112	2,396.9		111			
		OP		148.3		96	160.2		108	167.9		105	139.0		83			
		OP margin	%	8.1			8.3			7.8			5.8					
	Diversified	Sales		484.5		104	512.7		106	564.7		110	626.8		111			
		OP		34.6		122	36.4		105	45.8		126	51.7		113			
		OP margin	%	7.1			7.1			8.1			8.3					
Area(*2)	Japan	Sales		1,055.1		102	1,068.8		101	1,162.3		109	1,255.6		108	1,300.0		104
		OP		129.1		95	131.1		102	138.3		105	117.5		85	113.0		96
		OP margin	%	12.2			12.3			11.9			9.4			8.7		
	Americas	Sales		977.6		99	1,018.9		104	1,157.9		114	1,333.5		115	1,355.0		102
		OP		19.5		105	26.6		137	38.9		146	42.0		108	41.0		97
		OP margin	%	2.0			2.6			3.4			3.2			3.0		
	Europe	Sales		291.1		120	325.5		112	366.9		113	418.4		114	430.0		103
		OP		15.4		187	22.0		143	19.6		89	14.8		76	11.0		74
		OP margin	%	5.3			6.8			5.3			3.6			2.6		
	Others	Sales		352.6		121	405.3		115	497.9	(*4)	123	441.2		89	455.0		103
		OP		21.5		99	17.6		82	21.0		119	20.2		96	21.0		104
		OP margin	%	6.1			4.4			4.2			4.6			4.6		
Market	Sales	Domestic		710.0	31	96	716.0	30	101	746.0	28	104	777.3	26	104			
		Overseas		1,593.8	69	106	1,700.5	70	107	1,945.2	72	114	2,213.8	74	114			
Balance Sheet	Total Assets			2,220.6			2,333.7			2,709.9			3,053.4					
	ROA		%	4.1			5.0			7.2			3.0					
	Net Assets			887.9			934.9			1,128.5			1,221.8					
	ROE		%	10.5			12.6			17.5			7.4					
Capital	Depreciation			98.8	4.3	88	106.0	4.4	107	123.7	4.6	117	142.6	4.8	115	158.0	5.1	111
	Capital expenditure	Tire		139.2		145	168.8		121	178.4		106	230.8		129	240.0		104
		Diversified		16.4		80	22.1		135	25.2		114	30.5		121	30.0		98
		Total		155.7		133	190.9		123	203.6		107	261.3		128	270.0		103
	R&D(*3)	Tire		57.2	3.1	105	59.6	3.1	104	65.1	3.0	109	71.4	3.0	110	68.0		95
		Diversified		13.7	2.8	100	13.2	2.6	96	14.2	2.5	108	15.2	2.4	107	17.0		112
		Total		70.9	3.1	104	72.8	3.0	103	79.4	3.0	109	86.6	2.9	109	85.0	2.8	98
	Interest payment			6.6	0.3	58	6.3	0.3	97	9.1	0.3	144	15.3	0.5	167			
	Borrowings			487.2		104	479.5		98	579.7		121	704.8		122	680.0		96
No. of Employee				108,741		102	113,699		105	123,727		109	126,326		102			
Production	Domestic		10,000t	61			62			64			64			64		
	Overseas	Americas	10,000t	60			63			64			62			59		
		Europe	10,000t	17			18			19			20			21		
		Others	10,000t	30			34			38			39			43		
	Overseas total		10,000t	107			114			121			122			124		
	Total production		10,000t	169			176			185			186			188		
	Overseas prod. ratio		%	64			65			66			65			66		

(*1)% vs PY excluding (i) extraordinary gains 82.8 billion yen arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan; extraordinary losses 36.3 billion yen due mainly to payment in line with the settlement agreement concluded with Ford Motor Company; and tax gains 40.9 billion yen in line with the recognition of deferred tax assets through reversal of valuation allowance for FY 2005

(ii) etxtraordinary items (net loss 19.4 billion yen) due mainly to Plant restructuring costs in the Americas for FY 2006

(*2)Segment Information (Business, Area): Including transactions caused by businesses among segments

(*3) % to sales: Percentage to sales including intersegment sales

(*4)Adjusted sales amount reflecting the renewal of trade contract among segments, being applied since 2006: 375.5 billion yen

2. Non-Consolidated

(1) Financial Highlights (1st half)

(Yen in billion)

			Unit	2003			2004			2005			2006			2007		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Income Statement	Net sales			373.4	100	109	375.4	100	101	400.2	100	107	445.4	100	111	455.0	100	102
	Operating income			52.0	13.9	100	51.1	13.6	98	49.3	12.3	96	46.4	10.4	94	37.0	8.1	80
	Ordinary income			56.3	15.1	110	63.2	16.8	112	60.5	15.1	96	53.3	12.0	88	38.0	8.4	71
	Extra loss / (gain)			-			-			(70.1)	(17.5)		(3.1)	(0.7)		-		
	Net income			32.0	8.6	109	44.3	11.8	138	84.1	21.0	190	39.2	8.8	47	26.0	5.7	66
Segment Sales	Market	Domestic		204.9	55	100	212.2	57	104	209.8	52	99	226.3	51	108	230.0	51	102
		Export		168.4	45	123	163.1	43	97	190.4	48	117	219.1	49	115	225.0	49	103
	Business	Tire		280.1	75	109	278.9	74	100	300.2	75	108	336.7	76	112	346.0	76	103
		Diversified		93.3	25	108	96.5	26	104	100.0	25	104	108.6	24	109	109.0	24	100
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		159.0	(57)	123	153.7	(55)	97	180.3	(60)	117	206.9	(61)	115	213.5	(62)	103
		Diversified		9.4	(10)	114	9.4	(10)	101	10.0	(10)	107	12.1	(11)	120	11.5	(11)	95
Exchange rate		US$	Yen/$	119		92	109		92	106		97	116		109	110		95
		Euro	Yen/€	132		114	133		101	136		102	142		104	140		99
Investment	Capital expenditure			18.8		113	27.0		144	30.0		111	32.8		109	40.0		122
	(Tire production)			8.8		153	16.4		186	18.6		113	18.1		97	24.0		133
	(Diversified production)			1.8		53	2.9		161	2.6		90	4.1		158	5.0		122
	(R&D)			7.0		135	6.0		86	7.4		123	7.6		103	7.0		93
	(Others)			1.1		52	1.8		164	1.5		83	3.1		207	4.0		127
	Loan and investment			17.2		12	8.9		52	(2.7)		-	28.2		+	2.0		7
	Total investment			36.0		23	36.0		100	27.3		76	61.0		223	42.0		69
Costs & Expenses	Labor cost			63.5	17.0	104	56.6	15.1	89	56.1	14.0	99	57.4	12.9	102	61.0	13.4	106
	R&D			28.9	7.7	114	28.3	7.6	98	32.1	8.0	113	34.3	7.7	107	34.0	7.5	99
	Depreciation			19.1	5.1	100	19.7	5.3	103	23.1	5.8	117	25.5	5.7	110	29.0	6.4	113
	Interest			(7.9)	(2.1)	224	(12.7)	(3.4)	160	(11.1)	(2.8)	87	(10.4)	(2.3)	94	(6.0)	(1.3)	57
No. of Employee				12,599		100	12,535		99	12,893		103	13,628		106			

(2) Financial Highlights (full year)

(Yen in billion)

			Unit	2003			2004			2005			2006			2007		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Income Statement	Net sales			765.6	100	103	789.0	100	103	855.0	100	108	945.8	100	111	970.0	100	103
	Operating income			105.5	13.8	85	109.9	13.9	104	115.7	13.5	105	95.2	10.1	82	91.0	9.4	96
	Ordinary income			107.5	14.0	91	124.7	15.8	116	124.4	14.6	100	99.5	10.5	80	88.0	9.1	88
	Extra loss / (gain)			(0.5)	(0.1)		-			(64.4)	(7.5)		5.1	0.5		-		
	Net income			63.0	8.2	185	84.3	10.7	134	116.3	13.6	138	61.5	6.5	53	58.0	6.0	94
Segment Sales	Market	Domestic		437.0	57	95	457.4	58	105	465.6	54	102	501.1	53	108	514.0	53	103
		Export		328.5	43	118	331.5	42	101	389.3	46	117	444.7	47	114	456.0	47	103
	Business	Tire		573.2	75	103	591.4	75	103	645.1	75	109	720.8	76	112	743.0	77	103
		Diversified		192.3	25	104	197.5	25	103	209.8	25	106	225.0	24	107	227.0	23	101
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		310.1	(54)	118	312.8	(53)	101	366.9	(57)	117	419.3	(58)	114	432.0	(58)	103
		Diversified		18.4	(10)	109	18.7	(9)	102	22.3	(11)	120	25.3	(11)	113	24.0	(11)	95
Exchange rate		US$	Yen/$	116		93	108		93	110		102	116		105	110		95
		Euro	Yen/€	131		111	134		102	137		102	146		107	140		96
Investment	Capital expenditure			45.0		116	63.4		141	67.9		107	73.5		108	88.0		120
	(Tire production)			22.3		126	35.4		159	39.4		111	41.9		106	53.0		127
	(Diversified production)			4.7		68	6.3		134	7.1		113	8.1		113	11.0		136
	(R&D)			15.4		147	16.6		108	17.6		106	18.2		103	17.0		93
	(Others)			2.6		70	5.2		200	3.8		74	5.3		139	7.0		131
	Loan and investment			14.2		9	22.1		156	14.6		66	26.9		184	3.0		11
	Total investment			59.3		29	85.5		144	82.6		97	100.5		122	91.0		91
Costs & Expenses	Labor cost			127.5	16.7	105	116.9	14.8	92	113.0	13.2	97	116.9	12.4	103	123.0	12.7	105
	R&D			58.2	7.6	114	59.7	7.6	103	65.6	7.7	110	70.5	7.5	108	70.0	7.2	99
	Depreciation			38.7	5.1	100	41.1	5.2	106	47.1	5.5	115	52.3	5.5	111	61.0	6.3	117
	Interest			(8.9)	(1.2)	235	(18.2)	(2.3)	204	(12.6)	(1.5)	69	(13.3)	(1.4)	105	(8.0)	(0.8)	60
Fund	Borrowing			230.0			230.0			230.0			230.0			210.0		
No. of Employee				12,480		99	12,529		100	13,027		104	13,778		106			

3. Change Factors vs. PY

(1) Consolidated

		2006 Actual	2007 Forecast
Sales (Yen in billion)	Forex impact	+120.0	(130.0)
	Volume, Price, Mix, etc.	+179.9	+218.7
	Total	+299.9	+88.7
Operating income (Yen in billion)	Forex impact	+22.0	(18.0)
	Raw materials	(135.0)	(35.0)
	Depreciation	(18.9)	(15.4)
	Volume, Price, Mix, etc.	+109.0	+68.5
	Total	(22.9)	+0.1

(2) Parent Company

		2006 Actual	2007 Forecast
Sales (Yen in billion)	Forex impact	+23.0	(24.0)
	Volume, Price, Mix, etc.	+67.8	+48.1
	Total	+90.8	+24.1
Operating income (Yen in billion)	Forex impact	+14.0	(11.0)
	Raw materials	(51.0)	(13.0)
	Depreciation	(5.2)	(8.7)
	Labor cost	(3.9)	(6.1)
	Volume, Price, Mix, etc.	+25.6	+34.6
	Total	(20.5)	(4.2)

4. Japanese Tire Business Overview

(1) Demand Forecast in Japan (published by JATMA on Dec 22, 2006)

	2006 Result		2007 Forecast	
	(1,000 units)	vs. PY(%)	(1,000 units)	vs. PY(%)
OE	53,967	106	55,018	102
REP	71,657	101	70,331	98
Others(*)	9,480	98	9,491	100
Total	135,105	103	134,840	100
	(1,000 tons)	vs. PY(%)	(1,000 tons)	vs. PY(%)
EXP	706	100	709	100

(*) Tires for construction vehicles, motorcycles etc.

(2) Sales Channels in Japan (no. of shops)

	End of 2004	End of 2005	End of 2006	End of 2007(F)
Tire Kan	453	461	469	487
Cockpit	143	129	120	116
Mr. Tireman	638	648	662	673

(3) Tire Production and Capacity Utilization in Japan

	Tire Production (10,000 tons)		Capacity Utilization (%)	
	2006	2007(F)	2006	2007(F)
1H	32	32	98	96
2H	32	33	98	97
Full Year	64	64	98	97

(4) Sales Composition (rubber weight base,%)

	2005	2006
REP	24	24
OE	16	17
EXP	60	59
Total	100	100

(5) Export Sales Composition by Region (value base,%)

	2005	2006	(Growth rate vs. PY)
The Americas	29	31	121
Europe	27	25	108
Asia	16	16	117
Middle East	10	10	118
Others	18	18	113
Total	100	100	114

5. Additional Information

Year-on-Year Sales Growth of Replacement Tire (unit base)

	2005	2006	2007(F)
	%	%	%
N.America : PSR/LTR	104	94	102
: TBR	98	99	109
Europe : PSR/CVR	102	100	108
: TBR	100	103	107

BRIDGESTONE
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Financial Results for Fiscal 2006

Bridgestone Corporation
February 20, 2007

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Financial Results for Fiscal 2006

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Consolidated Results for Fiscal 2006

(Yen in billions)

	2005 Results	2006 Results	vs.PY (%)		November '06 Announce 2006 Projections
Net sales	2,691.3	2,991.2	+11		2,950.0
Tires	2,156.7	2,396.9	+11		
Diversified Products	564.7	626.8	+11		
Operating income	213.8	190.8	Δ11	2005-2006 excluding extraordinary items	165.0
Ordinary income	198.1	159.5	Δ19		128.0
Net income	180.7	85.1	Δ53	Δ13*	62.0
Yen/US dollar rate:	110	116	+6		116
Yen/Euro rate:	137	146	+9		144

* % vs. PY excluding (i) extraordinary gains arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan; extraordinary losses due mainly to payment in line with the settlement agreement concluded with Ford Motor Company; and tax gains in line with the recognition of deferred tax assets through reversal of valuation allowance for FY 2005,
(ii) extraordinary items (net loss) due mainly to plant restructuring costs in the Americas for FY 2006

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Analysis of Consolidated Operating Income



(Yen in billions)
220
200
180
160
140
120
100
80
60
40
20
0
213.8
Raw Materials
Δ135.0
Depreciation
Δ18.9
Volume, Price, Mix, etc.
+109.0
Foreign Exchange Gain
+22.0
190.8
Δ22.9
2005 Financial Results
2006 Financial Results

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Financial Results for Fiscal 2006 : Japan segment

(Yen in billion)

	2005 Results	2006 Results	vs.PY(%)
Net Sales	1,162.3	1,255.6	+8
Operating Income	138.3	117.5	△15
Operating Ratio (%)	11.9	9.4	

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Financial Results for Fiscal 2006 : The Americas segment

(Yen in billion)

	2005 Results	2006 Results	vs.PY(%)
Net Sales	1,157.9	1,333.5	+15
Operating Income	38.9	42.0	+8
Operating Ratio (%)	3.4	3.2	

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Financial Results for Fiscal 2006 : Europe segment

(Yen in billion)

	2005 Results	2006 Results	vs.PY(%)
Net Sales	366.9	418.4	+14
Operating Income	19.6	14.8	Δ24
Operating Ratio (%)	5.3	3.6	

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Financial Results for Fiscal 2006 : Other regions segment

(Yen in billion)

	2005 Results	2006 Results	vs.PY(%)
Net Sales	375.5	441.2	+17
Operating Income	21.0	20.2	Δ4
Operating Ratio (%)	5.6	4.6	

* Note: In line with a change in the contractual relationship of certain inter-segment transactions in fiscal 2006 in other regions, sales amounts for the previous year have been restated for the purpose of comparison.

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Financial Projections for Fiscal 2007

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Consolidated Projections for Fiscal 2007

(Yen in billion)

	2006 Results	2007 Projections	vs.PY(%)
Net sales	2,991.2	3,080.0	+3
Operating income	190.8	191.0	–
Ordinary income	159.5	152.0	△5
Net income	85.1	90.0	+6
Yen/US dollar rate	116	110	△6
Yen/Euro rate	146	140	△6

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Analysis of Consolidated Operating Income



Yen in billion
220
200
180
160
140
120
100
80
60
40
20
0
190.8
Foreign Exchange Loss
Δ18.0
Raw materials
Δ35.0
Depreslation
Δ15.4
Volume, Price, Mix, etc.
+68.5
191.0
+0.1
2006 Financial Results
2007 Financial Projections

BRIDGESTONE
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Financial Projections for Fiscal 2007 : Japan segment

(Yen in billion)

	2006 Results	2007 Projections	vs.PY (%)
Net sales	1,255.6	1,300.0	+4
Operating income	117.5	113.0	Δ4
Operating ratio (%)	9.4	8.7	

BRIDGESTONE
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Financial Projections for Fiscal 2007 : The Americas segment

(Yen in billion)

	2006 Results	2007 Projections	vs.PY (%)
Net sales	1,333.5	1,355.0	+2
Operating income	42.0	41.0	△3
Operating ratio (%)	3.2	3.0	

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Financial Projections for Fiscal 2007 : Europe segment

(Yen in billion)

	2006 Results	2007 Projections	vs.PY (%)
Net sales	418.4	430.0	+3
Operating income	14.8	11.0	△26
Operating ratio (%)	3.6	2.6	

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Financial Projections for Fiscal 2007 : Other regions segment

(Yen in billion)

	2006 Results	2007 Projections	vs.PY (%)
Net sales	441.2	455.0	+3
Operating income	20.2	21.0	+4
Operating ratio (%)	4.6	4.6	

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Dividends

	2006 Results	2007 Projections
Interim dividend	12	12
Year-end dividend	(*) 12	12
Total	24	24

(*) Proposed at the 88th Ordinary General Meeting of Shareholders held on March 29, 2007

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Fundamental Management Policy
and
Related Initiatives

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Goal

Goal: To establish the status of being the undisputed world No.1 tire and rubber company both in name and reality

Organizational Reform

Aim to Establish an effective structure that will maximize profit-making capability

Change in Demand Structure

Change in Competitive Structure

Change in Earnings Structure

Optimize the Group's current global resources

Aim for "highest level" in products, materials and production technology as well as all corporate activities

Business Integration and Expansion with Long-term Strategy

Mid-term Management Plan

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Organizational Reform

Global Head Office (GHO)

Formulate and Execute Overall Strategy and Policy for the Group

Mid-term Management Plan

Global Management Platform (GMP)

- Functional areas
- Provide service and support
- Coordinate inter-SBU issues

Strategic Business Units (SBU)

- Execute actual business operations
- Generate profits and growth
- Consolidate management from sales to production at the SBU level

Provide Service and Support

BRIDGESTONE
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Mid-term Management Plan

Road Map for Mid-term Management Plan

2006 November "Fundamental Management Philosophy"

2007 March Establish "Mid-term Management Policy" and "Framework" for Mid-term Management Plan

Each SBU and each part of the GMP will compile specific plans based on this framework

2007 4Q Complete Mid-term Management Plan

The necessary measures being taken in line with fundamental business strategy

- A new plant for large and ultra-large off-the-road radial tires
- Improved production/service system for aircraft radial tires
- Agreement to acquire Bandag, Incorporated

BRIDGESTONE
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CSR Structures



Shareholders
Outside Auditors
Audit
Board of Directors
Audit
Board of Corporate Auditors
Management
Report
President
Inquiry
Report
CSR Promotion General Committee
Focus: Internal Control Activities
•Compliance
•Risk Management
Focus: Social and Environmental Activities
•Societal and Educational
•Environment and Conservation
■ Directional Personnel and Compensation Committee
■ Pension Committee
■ Motorsport Committee
■ Japan Tire Business SBU Committee

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Environmental Management Program

2003
New Environmental Management Programs

Global Group activities centered on ISO14001

- Certified according to ISO14001 at 134 domestic and overseas production sites

Promote environmental activities through Bridgestone's existing operations

- Production
  - Installing co-generation systems to cut CO_2 emissions
  - Promote Zero emissions status
    - Attained zero emissions at all 58 of Bridgestone and its subsidiaries' production facilities in Japan
    - Achieved significant waste reduction called "Kanzen zero emissions" at all 15 Bridgestone production facilities in Japan
- Addressing the issue of used tires
- Development of eco-conscious products
- Looking at various "3R" initiatives


"Co-generation system" at Hofu Plant


Fuel-efficient Tire "ECOPIA"


Recycled Used Tire "Elasticity Pavement"

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Tire Safety Program

Safety Educational Activities

Activities through Bridgestone Way

- **Tire Safety Project** since 2003
  - Tire Safety Driving Lesson
  - Tire Safety Seminar
- **THINK BEFORE YOU DRIVE**
  Bridgestone and FIA-F have collectively launched "THINK BEFORE YOU DRIVE" campaign in 2005 and currently spread to 73 countries worldwide.



Call for regular tire maintenance

Educational TVCM



"THINK BEFORE YOU DRIVE" activities worldwide

BRIDGESTONE
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Disclaimer

Statements made in this presentation with respect to Bridgestone's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Bridgestone. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Bridgestone cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Bridgestone to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Bridgestone disclaims any such obligation.

BRIDGESTONE
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End

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BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone: (03) 3563-6811
Fax: (03) 3567-4615

Senior Management Changes

Tokyo (February 20, 2007) - Bridgestone Corporation announced today that its board of directors has approved the following proposals of the changes in the members of the board of directors, in corporate auditor and in corporate officers today. The proposed changes in the members of the board of directors and in corporate auditor are subject to approval at the general meeting of shareholders on March 29, 2007.

1. New Candidates for Board of Directors (Effective March 29, 2007)

- Junya SATO
New position and responsibilities:
Vice President and Senior Officer
Responsible for Replacement Tire Sales
Current position and responsibilities:
Same as above

- Toru TSUDA
New position and responsibilities:
Vice President and Senior Officer
Responsible for Products Development, Tire Products Development
Current position and responsibilities:
Same as above

2. New Candidate for Corporate Auditors (Effective March 29, 2007)

- Takashi YASUKOUCHI
New position and responsibilities:
Executive Member
Board of Corporate Auditors
Current position and responsibilities:
Plant Manager
Amagi Plant

3. **New Candidate for Substitution of Corporate Auditors**
(Effective March 29, 2007)

- **Ikuo GUNJI**
New position and responsibilities:
Substitute Member (Non-Executive)
Board of Corporate Auditors

4. **Retiring Members of the Board of Directors** (Effective March 29, 2007)

- **Shigeo WATANABE**
New position and responsibilities:
Advisor
Current position and responsibilities:
Advisor

- **Giichi MIYAKAWA**
New position and responsibilities:
Advisor
Current position and responsibilities:
Vice President & Senior Officer
Advisor to the President

- **Tomoyuki IZUMISAWA**
New position and responsibilities:
Advisor
Responsible for Motorsport
Current position and responsibilities:
Vice President & Senior Officer
Advisor to the President

5. **Retiring Member of Corporate Auditors** (Effective March 29, 2007)

- **Isao KITA**
New position and responsibilities:
Advisor
Current position and responsibilities:
Executive Member
Board of Corporate Auditors

6. Changing Positions and Responsibilities of Corporate Officers
(Effective January 29, 2007)

- Sugio FUKUOKA
New position and responsibilities:
Vice President and Officer
Seconded to Bridgestone South Africa Holdings Ltd.
Chairman, CEO and President of Bridgestone Maxiprest Pty Ltd.
Current position and responsibilities:
Vice President and Officer
Assistant to Vice President and Officer,
International Tire Business Operations

7. Changing Positions and Responsibilities of Corporate Officers
(Effective March 29, 2007)

- Mikio MASUNAGA
New position and responsibilities:
Vice President and Officer
Tire Research and Material Development
Concurrently Research Center
Current position and responsibilities:
Vice President and Officer
Tire Research and Material Development

8. Retiring Corporate Officers (Effective March 29, 2007)

- Hiromichi ODAGIRI
New position and responsibilities:
Advisor
Current position and responsibilities:
Vice President & Senior Officer
Assistant to the President

- Shigehisa SANO
New position and responsibilities:
Advisor
Current position and responsibilities:
Vice President and Officer
Research Center

9. Retiring Corporate Officers (Effective March 31, 2007)

- **Yuzo KUMAGAI**

  New position and responsibilities:

  President
  Bridgestone Engineering Higashi Nihon Co., Ltd.

  Current position and responsibilities:

  Vice President & Officer
  Tire Research and Material Development

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

Mr. Takashi YASUKOUCHI

Executive Member (Candidate)
Board of Corporate Auditors

Born: Mar 25, 1953

1977 (Apr)	Joined Bridgestone Tire Co., Ltd.(Now Bridgestone Corporation)
1999 (Jan)	General Manager, seconded to Bridgestone/Firestone, Inc.
2004 (Nov)	Plant Manager, Amagi Plant

As of November 1, 2004

Mr. Ikuo GUNJI

Substitute Member (Candidate)
Board of Corporate Auditors

Born: May 12,1945

1970 (Apr) Lawyer

As of February 20, 2007

END